                                 UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                        HARTE-HANKS COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   416196103
                         ------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  416196103                      13G                  Page 2 of 6 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andrew B. Shelton

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /
      Not Applicable

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      -0-
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


      Not Applicable                                                [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 6 pages

                         INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and Social Security Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G, below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each reporting person according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

            Category                          Symbol

         Broker Dealer                           BD
         Bank                                    BK
         Insurance Company                       IC
         Investment Company                      IV
         Investment Adviser                      IA
         Employee Benefit Plan, Pension Fund,
           or Endowment Fund                     EP
         Parent Holding Company                  HC
         Corporation                             CO
         Partnership                             PN
         Individual                              IN
         Other                                   OO




                              Page 3 of 6 pages

Notes:

     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as filed for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commissions regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

            SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

                               Page 4 of 6 pages

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

     (a)  Name of Issuer

                HARTE-HANKS COMMUNICATIONS, INC.

     (b)  Address of Issuers Principal Executive Offices

                200 CONCORD PLAZA DRIVE, SUITE 800
                SAN ANTONIO, TEXAS  78216

Item 2.

     (a)  Name of Person Filing

                ANDREW B. SHELTON (DECEASED)

     (b)  Address of Principal Business Office or, if none, Residence

                P.O. BOX 2791, ABILENE, TEXAS  79604-2791

     (c)  Citizenship

                UNITED STATES CITIZEN

     (d)  Title of Class of Securities

                COMMON STOCK, PAR VALUE $1.00 PER SHARE

     (e)  CUSIP Number: 416196103

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable.

Item 4. Ownership

     (a)  Amount Beneficially Owned: -0-

     (b)  Percent of Class: -0-

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: None.



                               Page 5 of 6 pages

          (ii)  shared power to vote or to direct the vote: None.

          (iii) sole power to dispose or to direct the disposition of: None.

          (iv)  shared power to dispose or to direct the disposition of: None

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING X

ITEM 7. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Andrew B. Shelton is deceased and David L. Copeland and Larry D. Franklin are Co-Executors of his estate as evidenced by the Letters Testamentary attached hereto as Exhibit 1. David L. Copeland is the sole Trustee for the Andrew B. Shelton Revocable Trust which holds all the shares formerly beneficially owned by the decedent, Andrew B. Shelton.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 9. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.

ITEM 10. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 11. CERTIFICATION

        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            By:  /s/ David Copeland for the
                                                 Estate of Andrew B. Shelton
                                               -------------------------------


                                            Date:   February 14, 1997




                               Page 6 of 6 pages

                                   EXHIBIT 1

   *************************************************************************

                              Probate No. 21, 918

                      **********************************
                             LETTERS TESTAMENTARY
                      **********************************


THE STATE OF TEXAS

COUNTY OF TAYLOR

     I, Janice Lyons, Clerk of the County Court of Taylor County, Texas, do hereby certify that on the 27th day of January, 1997,


                    DAVID L. COPELAND AND LARRY D. FRANKLIN

qualified according to law as Independent Co-Executors of the Estate of

                          ANDREW B. SHELTON, DECEASED

     These are, therefore, given to prove their capacity to act as such and that such appointment is still in full force and effect.

     Witness my hand and seal of office at Abilene, Texas, this 31st day of January, 1997.

                                             JANICE LYONS, COUNTY CLERK
                                                TAYLOR COUNTY, TEXAS


                                                 By: /s/ Shirley Jones
                                                    --------------------------
                                                     Shirley Jones, DEPUTY